July 15, 2011

Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
100 F. Street N.E.
Washington D.C. 20549
Phone (202) 551-3730

Re:	Epazz, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed April 15, 2011
File No. 333-139117

Dear Mr. Krikorian,

Epazz, Inc. (the “Company,” “we”, and “us”) is in receipt of your comment letter dated July 1, 2011 and has the following responses:

Form 10-K for the fiscal year ended December 31, 2010

Item 9A. Controls and Procedures, page 48

1. Please amend you disclosures to include management’s report on internal controls over financial reporting. We refer you Item 308T of Regulation S-K.

RESPONSE:

We plan to file an amended Form 10-K with the disclosures you have requested in the next 10 days.

Consolidated Financial Statements Consolidated Balance Sheets, page 41

2. Explain the nature of and terms associated with the $1.0 million prepaid expense. Tell us your consideration of presenting the prepaid expense as a deduction from stockholder’s equity. We refer you to SAB Topic 4.E. That is, explain why this item should be presented as a prepaid asset.

RESPONSE:

The $1.0 million prepaid expense consists of prepaid compensation to Shaun Passley, the Company’s President and prepaid interest paid to two related parties.  The prepaid compensation to Shaun Passley consists of 20,000,000 shares of Class A Common Stock at the price of $0.04 per share.  The prepaid interest consists of 5,000,000 shares of Class A Common Stock at the price of $0.04 per share issued to two related parties.

The compensation and interest were to be earned equally each month over 5 years beginning on July 29, 2010.  Amendments to the original agreements were entered into to change the date interest would be earned from July 29, 2010 to July 29, 2012.  An amendment to the compensation agreement was entered into to revise the terms of the understanding to provide that the shares were earned once the company had $2 million in revenue as reported in the Company’s Form 10-K. Consequently, we believe that the prepaid asset of $1 million remains as an asset and SAB Topic 4E (Receivables From Sales of Stock) does not apply.

Note 9. Acquisitions, page 47

3. Clarify how your accounting for the acquisition of IntelliSys, Inc. complies with the guidance in ASC 805. In this respect, explain how you determined the purchase price and why no portion was allocated to goodwill or intangible assets. Tell us why you present the “accumulated deficit of the acquired subsidiary” as a component of accumulated deficit within your consolidated statements of stockholders’ equity. In addition, explain how your pro forma presentation reflects continuing operations as if the acquisition had been consummated at the beginning of each period presented. That is, explain why the amount of pro forma revenues presented for each period are less than the amount of revenues presented in your consolidated statements of operations.

RESPONSE:

After further analysis by management, the Company has determined that Goodwill of $253,588 should be booked in connection with the acquisition of IntelliSys, Inc.  Originally, the acquisition incorrectly reflected negative equity of $97,772.  The Company plans to restate the financial statements to correctly reflect Goodwill as provided above.  As of the date of acquisition, management does not believe the goodwill was impaired.  The Company will assess goodwill on an ongoing basis per ASC 350.

Form 10-Q for the quarterly period ended March 31, 2011

Certifications, page 43

4.  We note that your Section 302 and 906 certifications are embedded within your quarterly report. Please amend to file the certifications as separate exhibits. We refer you to Item 601 of Regulation S-K.

RESPONSE:

We plan to file an amended Form 10-Q with the revisions you have requested in the next 10 days.

Very truly yours,

/s/ Shaun Passley
Shaun Passley
President